SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                  AMTROL Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of securities)


                                  03234A-10-9
                                 (CUSIP Number)


                              Margaret D. Farrell
                            Hinckley, Allen & Snyder
                               1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                       _________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 13, 1996
            (Date of Event Which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of rule 13d-1(b)(3) or (4), check the following box.      _  .

    Check the following box if a fee is being paid with the statement  ____.

1)Name of Reporting Person.      Kenneth L. Kirk

2)Check the appropriate box if a Member of a Group (See Instructions)

(a)
(b)   X


3)SEC Use Only


4)Source of Funds (See Instructions).      Not Applicable


5)Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


6)Citizenship or Place of Organization.      United States


Number of             (7)Sole Voting Power               0
Shares Bene-
ficially Owned        (8)Shared Voting Power             0
By Each
Reporting             (9)Sole Dispositive Power          0
Person With
                      (10)Shared Dispositive Power       0



11)Aggregate Amount Beneficially Owned by Each Reporting Person.   0

12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).   Not Applicable

13)Percent of Class Represented by Amount in Row 11.      0%

14)Type of Reporting Person (See Instructions).           IN

This statement is filed by Kenneth L. Kirk pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, as an amendment to the Schedule 13D dated September 9, 1996 filed September 9, 1996 amending that certain
Schedule 13G dated February 10, 1994 relating to the Common Stock, par value $.01 per share of AMTROL Inc., filed on February 12, 1994, as amended by Amendment No. 1 thereto dated February 7, 1995 filed on February 8, 1995, as amended by Amendment No. 2 thereto dated February 12,

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of AMTROL Inc., a Rhode Island corporation ("AMTROL" or the "Issuer"). The address of AMTROL's principal executive office is 1400 Division Road, West Warwick, Rhode Island 02893.

Item 2.  Identity and Background.

(a), (b), (c) and (f). This filing is being made by Kenneth L. Kirk, an individual with a residence address of 10 Seaview Avenue, Cranston, Rhode Island 02905. Mr. Kirk, now retired, is the former Chairman of the Board of AMTROL whose principal address is 1400 Division Road, West Warwick, Rhode Island 02893. Mr. Kirk is a United States citizen.

(d) and (e). During the last five years, Mr. Kirk has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such l

Item 3.  Source and Amount of Funds or Other Consideration.

On November 13, 1996 (the "Closing Date"), AMTROL Holdings, Inc. ("Holdings") acquired all of the outstanding Common Stock of the Issuer pursuant to that certain Merger Agreement by and among Issuer, Holdings and AMTROL Acquisition, Inc. dated August 28, 1996, as amended (the "Merger"). As of the Closing Date, each of Mr. Kirk's 443,325 shares of Common Stock of the Issuer was converted into the right to receive $28.25 in cash, without interest thereon. Also as of the Closing Date, each of the 46,000 sha

Item 4.   Purpose of Transaction.

As a result of the Merger, as discussed in Item 3 above, Mr. Kirk no longer owns any Common Stock of the Issuer.

Mr. Kirk has no present plan or proposal to make purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Mr. Kirk has no plans or proposals which relate to or would result in:

(1)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of it subsidiaries;

(2)any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(3)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(4)any material change in the present capitalization or dividend policy of the Issuer;

(5)any other material change in the Issuer's business or corporate structure;

(6)any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(7)causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(8)causing a class of equity transactions of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(9)any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)Amount Beneficially Owned. Upon the Closing Date, Mr. Kirk no longer beneficially owned any Common Stock of the Issuer.

(b)Percent of Class.  Not applicable.

(c)Number of Shares of Common Stock as to which Mr. Kirk has:

(i)sole power to vote or to direct the vote                    0
(ii)shared power to vote or to direct the vote                 0
(iii)sole power to dispose or to direct the disposition of     0
(iv)shared power to dispose or to direct the disposition of    0

(d)Except for the surrender of shares and cancellation of options in connection with the Merger, Mr. Kirk has not effected any transaction in the Common Stock during the past 60 days.

(e)Not applicable.

(f)Mr. Kirk ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on the Closing Date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named or referred to in Item 2 or between such person and any person with respect to any securities of AMTROL.

Item 7.  Material to be Filed as Exhibits.

None.


SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Kenneth L. Kirk Kenneth L. Kirk


Dated:  November 25, 1996



#137375